Filed by Queen’s Gambit Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: August 11, 2021

On August 11, 2021, Swvl Inc. issued the following news release.

CONCORDIUM AND SWVL ANNOUNCE PARTNERSHIP FOR

BLOCKCHAIN-BASED MASS TRANSIT SYSTEMS

Partnership aims to enhance the Swvl customer experience and change the paradigm of mass transit on a global scale

Swvl continues to expand its platform and growth potential through compelling partnerships with industry leaders

ZUG, Switzerland and DUBAI, UAE – August 11, 2021 – Concordium, a leading blockchain technologies company, and Swvl, Inc. (“Swvl”), a Dubai-based provider of mass transit and shared mobility solutions, today announced a strategic partnership to, for the first time, use blockchain technologies to develop transformative next generation mass transit systems.

Swvl is a global tech start-up based in Dubai, with an implied, fully diluted equity value of approximately $1.5 billion, providing a semi-private alternative to public transportation for individuals who cannot afford or access private options. On July 28, 2021, Swvl announced entry into a definitive agreement for a business combination with Queen’s Gambit Growth Capital (“Queen’s Gambit”) (NASDAQ: GMBT), the first special purpose acquisition company led by women.

Swvl makes mobility safer, more efficient and more environmentally friendly, while ensuring that it is accessible and affordable for everyone. Customers book rides on an easy-to-use app with varied payment options and access high-quality private buses and vans that operate according to fixed and semi-fixed routes, stations, times, and prices.

Concordium will provide a blockchain-based technology platform that aims to upgrade the mass transit travel experience for Swvl’s customers. The platform is intended to help solve the highly-complex logistical challenges inherent in mass transit, while advancing Swvl’s efforts at decarbonization and smart, green mobility.

Concordium’s platform is intended to, among other things, provide these key benefits:

•

Natural ebbs and flows in customers’ travel needs can be traced faster and more accurately, and fed into evolving travel routes through Swvl’s dynamic routing capabilities, making trips faster and cheaper.

•

The technology allows for the creation of interactive relationships between Swvl and its customers with enhanced driver monitoring and performance tracking, as well as increased efficiency and quality of service – making trips with Swvl even safer and more reliable.

•	Driver remuneration can also be better linked to performance, incentivizing drivers to provide the best possible service.

Lone Fonss Schroder, Concordium’s chief executive, said: “Mass transit systems are inherently flawed, with inefficiencies that create significant barriers and cause daily commuting to be a struggle. Combining Concordium’s differentiated blockchain technology with Swvl’s cutting-edge mobility platform provides a seamless commuting experience that will change mass transit on a global scale.”

Mostafa Kandil, Swvl Founder and CEO, said: “Swvl set out to create the mass transit system of the future, for the cities of the future. Our partnership with Concordium will improve the real-time capabilities of our offerings. We will be even better positioned to capitalize on fast-changing customer demands, resulting in quicker and more flexible commuting experiences.”

Contacts

Concordium Media

Lone Fonss Schroder

Concordium

+45 53 80 88 39

Swvl Media

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Swvl Investors

Youssef Salem

Swvl CFO

Investor.relations@swvl.com

About Concordium

Concordium is a Public and Sustainable Proof-of-Stake-blockchain with a unique Identity layer at the protocol level. Concordium differs from other participants by offering previously unseen guarantees of transparency, and regulation without compromising privacy by introducing built-in identity management at the protocol level and zero-knowledge proofs, which are used to replace anonymity with perfect privacy.

About Swvl

Swvl has built a parallel mass transit system offering intercity, intracity, B2B and B2G transportation in 10 megacities across Africa, Asia, and the Middle East. Following the closing of its business combination with Queen’s Gambit, which is expected to occur in the fourth calendar quarter of 2021, Swvl will become the first $1bn+ unicorn from the Middle East to list on Nasdaq and the only tech-enabled mass transit solutions company to list on any exchange.

The transaction is expected to accelerate its long-term growth strategy and expansion into 20 countries across five continents by 2025.

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.